Christina T. Roupas +1 312 881 6670 croupas@cooley.com	Via EDGAR

April 10, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Dale Welcome Andrew Blume Erin Donahue Jay Ingram

Re:	AIRO Group Holdings, Inc. Registration Statement on Form S-1 Filed February 21, 2025 File No. 333-285149

Ladies and Gentlemen:

On behalf of AIRO Group Holdings, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated March 5, 2025 with respect to the Company’s Registration Statement on Form S-1 filed on February 21, 2025 (as amended from time to time, the “Registration Statement”). The Company is concurrently submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s Comments and other updates.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of Amendment No. 1. Capitalized terms used but not defined herein are used herein as defined in Amendment No. 1.

Registration Statement on Form S-1 filed February 21, 2025
Unaudited Pro Forma Condensed Consolidated Financial Information, page 71

1.	We note that this section contains a number of blanks which will be provided by amendment. Please be advised that we may have comments on the pro forma financial statements and related notes when it is substantially completed.

The Company respectfully advises the Staff that the pro forma financial statements and related notes contained in Amendment No. 1 are complete.

Consolidated Financial Statements
The Company and Summary of Significant Accounting Policies
Investor Notes at Fair Value, page F-13

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2.	Your disclosure states that certain Investor Notes were amended such that the company performed a significance test as of the modification date in accordance with ASC 470-50. Please revise your disclosure to address how the terms of amended investor notes differed from the original notes.

In response to the Staff’s comment, the Company has revised the disclosure on pages F–24 and F–25 of Amendment No. 1.

Revolving Lines of Credit and Long-Term Debt
Investor Notes at Fair Value, page F-24

3.	We refer to the Investor Notes and have the following comments:

●	Please revise your disclosure to indicate when the Investor Note agreements were entered into, the net carrying amounts of the extinguished debt, and the calculation of the loss on debt extinguishment.

●	Please tell us where the Investor Notes were classified on your consolidated balance sheets prior to the extinguishment of the original Investor Notes.

●	Please tell us the reason the loss on debt extinguishment is classified as interest expense on your statement of operations for the year ended December 31, 2024, rather than as a separate line item. Refer to ASC 470-50-40-2 for guidance.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-24 and F-25 of Amendment No. 1.

As indicated in the revised disclosure, the Company respectfully advises the Staff that the Investor Notes were classified as current maturities of debt on its consolidated balance sheets prior to the extinguishment of the original Investor Notes.

The Company also respectfully advises the Staff that it is aware of the guidance in ASC 470-50-40-2 that a difference between the reacquisition price of the debt and the net carrying amount of the extinguished debt shall be recognized currently in income of the period of extinguishment as losses or gains and identified as a separate item. However, neither ASC 470-50-40-2 nor Regulation S-X specifies where in the income statement the gains and losses should be presented. In addition, the KPMG Debt & Equity Financing Handbook, dated August 2023, Question 4.5.30, and the PricewaterhouseCoopers Debt Handbook, dated May 31, 2024, Section 12.11.1 provides guidance where the debtor and creditor are unrelated parties, debt extinguishment gain or loss can be presented as interest expense as long as appropriate disclosures are included as to where it was recorded. Due to this guidance and because the debtor and creditor of the Investor Notes are unrelated parties, the Company believes that it has appropriately classified the extinguishment loss in interest expense and has provided additional disclosure of the components of the loss in the applicable footnotes.

Please contact me at (312) 881-6670 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Christina T. Roupas

Christina T. Roupas

cc:	Captain Joseph Burns, AIRO Group Holdings, Inc. Dr. Chirinjeev Kathuria, AIRO Group Holdings, Inc. Yvan-Claude Pierre, Cooley LLP Courtney Tygesson, Cooley LLP Grady Chang, Cooley LLP

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